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Exhibit No. 12.1

Statements re: Computation of Ratios
($ in millions)

	Feb. 26, 2005	Feb. 28, 2004	Mar. 1, 2003	Mar. 2, 2002	Mar. 3, 2001
Ratio of Earnings to Fixed Charges:
Earnings:
Net earnings	$984	$705	$99	$570	$396
Discontinued operations, net of tax	(50)	95	441	—	5
Change in accounting principles, net of tax	—	—	82	—	—
Income tax expense	509	496	392	356	248

Earnings from continuing operations before income tax expense	1,443	1,296	1,014	926	649

Fixed Charges:
Interest portion of rental expense	150	140	132	110	86
Interest expense	44	32	24	10	6

Total fixed charges	194	172	156	120	92

Less:
Capitalized interest	—	(1)	(5)	(1)	—

Fixed charges in earnings	194	171	151	119	92

Earnings available for fixed charges	$1,637	$1,467	$1,165	$1,045	$741

Ratio of earnings to fixed charges	8.43	8.55	7.68	8.83	8.05

Note: Computation is based on continuing operations

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Statements re: Computation of Ratios ($ in millions)